Exhibit 99.1

Ardmore Shipping Announces Additional Debt Refinancing

- Company Reiterates Commitment to Dividend Policy

HAMILTON, Bermuda, Feb. 10, 2016 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced an additional debt refinancing which brings the total amount of debt refinanced since the start of 2016 to $408 million. This refinancing further strengthens the Company's financial flexibility by extending and aligning debt maturities to 2022, providing additional borrowing capacity to support accretive growth, and lowering the Company's cost of debt.

Ardmore has received senior secured term loan commitments of $64 million from Credit Agricole Corporate and Investment Bank, comprising $39 million to refinance two existing vessels, plus a $25 million commitment for additional financing. The covenants and other conditions of the facility are consistent with those of the other new facilities. Together with the facilities completed in mid-January, Ardmore's successful refinancing efforts have now decreased its interest expense by approximately $2.2 million in 2016 and improved the Company's surplus cash flow by approximately $6.7 million over the same period.

Anthony Gurnee, Ardmore's Chief Executive Officer, commented:

"We are pleased to have secured this financing commitment from Credit Agricole, further highlighting Ardmore's strong banking relationships and our ability to build value by identifying opportunities to strengthen our balance sheet and reduce costs. This completes the current phase of refinancing and positions the Company for continued growth by increasing our financing capacity, while at the same time decreasing our cost of capital. We appreciate the continued support of Credit Agricole and all of our relationship banks.

"We are firmly committed to both building and returning value to our shareholders. As a central component of that approach, we pay out 60% of earnings from continuing operations each quarter in the form of a dividend. By linking the dividend directly to our earnings, we have increased our fourth quarter dividend by 30%, and increased our total dividend payment by 120% since introducing the policy in third quarter 2015. This dividend policy enables investors to participate directly in our earnings as we capitalize on our fully delivered 24-vessel fleet and benefit from an MR market that we expect to remain strong in 2016 and beyond. Consistent with this focus on returning capital to shareholders, we also intend to look for opportunities to utilize our existing share repurchase program to take advantage of the highly attractive price of our shares."

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from 17,500 to 50,300 deadweight tonnes. The Company provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, maintain its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com